
03025457

Securities and Exchange Commission
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 26 2003
WASH. D.C.
188
SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to

Commission file number 1-9518

1. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE
RETIREMENT SECURITY PROGRAM


PROCESSED
JUN 27 2003
THOMSON
FINANCIAL

2. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OH 44143

W:\LEGAL\Dmc\L030479 (RSP 11-K)\11K2002B.doc

TOTAL NUMBER OF PAGES: 35
EXHIBIT INDEX ON PAGE: 29



SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Progressive Casualty Insurance Company, as Administrator of
The Progressive Retirement Security Program

By: 
Thomas A. King
Treasurer

June 25, 2003

THE PROGRESSIVE CORPORATION
RETIREMENT SECURITY PROGRAM

FINANCIAL STATEMENTS
WITH
AUDITORS' REPORT

December 31, 2002 and 2001

INDEX

Meaden&Moore
ACCOUNTING, FINANCIAL & BUSINESS CONSULTING

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders,
The Progressive Corporation

We have audited the accompanying Statement of Net Assets Available for Benefits of THE PROGRESSIVE CORPORATION RETIREMENT SECURITY PROGRAM ("the Plan") as of December 31, 2002 and 2001 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 23 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



MEADEN & MOORE, LTD.
Certified Public Accountants

April 25, 2003
Cleveland, Ohio



Meaden & Moore, Ltd.
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216 241-3272 FAX 216 771-4511
Akron Charlotte Chicago Cleveland Columbus Naperville New York Orlando Pittsburgh Wooster

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation Retirement Security Program

(000's omitted)

	December 31	
	2002	2001
ASSETS		
Cash	**$ 13**	$ 14
Money Market Fund	**-**	1,268
Interest receivable	**30**	4
Investments, at fair value:		
Progressive Corporation Common Shares (cost: $188,321 and $127,251	**373,165**	381,723
Other investments (cost: $116,776 and $85,043)	**127,256**	90,924
Other securities (cost: $165,383 and $194,882)	**153,206**	167,493
	653,627	640,140
Participant Loans	**13,607**	11,942
Total Assets	**667,277**	653,368
LIABILITIES		
Pending exchange	**52**	500
Accrued Fees	**6**	-
Total Liabilities	**58**	500
Net Assets Available for Benefits	**$ 667,219**	$ 652,868

See accompanying notes.

(6)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation Retirement Security Program

(000's omitted)

	Year Ended December 31	
	2002	2001
Additions to Net Assets Attributed to:		
Contributions:		
Employer	$ **29,814**	$ 25,041
Participants'	**46,529**	40,377
Rollovers	**3,337**	1,637
	79,680	67,055
Investment income:		
Net appreciation (depreciation) in fair value of Progressive Corporation Common Shares	**(1,858)**	120,887
Net appreciation in fair value of other investments	**5,015**	4,780
Net depreciation in fair value of other securities	**(36,597)**	(21,715)
Dividends on Progressive Corporation Common Shares	**719**	728
Interest and other dividends	**3,210**	1,910
	(29,511)	106,590
Total Additions	**50,169**	173,645
Deductions from Net Assets Attributed to:		
Benefits paid to participants	**35,805**	34,865
Other expenses	**13**	8
Total Deductions	**35,818**	34,873
Net Increase	**14,351**	138,772
Net Assets Available for Benefits:		
Beginning of Year	**652,868**	514,096
End of Year	$ **667,219**	$ 652,868

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive Retirement Security Program

December 31, 2002 and 2001

1 Description of the Plan

The Progressive Retirement Security Program (the "Plan") is a defined contribution plan consisting of two parts: the Long Term Savings Plan (the "LTSP") and the Self-Directed Retirement Plan (the "SDRP"), both of which are described below. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

Long Term Savings Plan

General:

The LTSP is designed to encourage employee savings, facilitate employee ownership of Common Shares of The Progressive Corporation (the "Company") and provide benefits upon an employee's retirement, death, disability or termination of employment.

All employees of the Company, and certain of its subsidiaries that have adopted the LTSP, who have met certain requirements are eligible to participate in the Plan after 30 calendar days from the date of employment ("Covered Employee").

Contributions:

Effective January 1, 2002, the maximum total contribution rate for non-highly compensated employees was increased to 99.98%. Plan participants may contribute to the LTSP, on a pretax or post-tax basis, any combination up to 99.98% and 21% in 2002 and 2001, respectively, of eligible compensation. However, participants who are classified as "highly compensated employees" under federal tax law are subject to contribution limits that may vary from year to year. Participant contributions are matched 100% by the Company up to 1% of participant's compensation and 50% of contributions above 1% of compensation up to the next 4% of compensation. Company contributions are payable out of net profits.

Various Internal Revenue Code regulations concerning both employee and Company contributions may limit the contribution amounts defined above. The Company has the right to limit these contributions to conform to applicable regulations.

1 Description of the Plan, Continued

Vesting:

The portion of the participant's account in the LTSP attributable to the participant's own contributions, including earnings thereon, vests immediately. Each participant's interest in the Company's matching contributions vests under the following schedule, based on years of service:

Years of Service	Percentage
1	25%
2	50%
3	75%
4	100%

Company matching contributions immediately vest if a participant reaches age 65, becomes disabled or dies while employed by the Company. Company contributions forfeited during 2002 and 2001 were $338,295, and $699,165, respectively.

As of December 31, 2002 and 2001, total accumulated forfeiture balances were $339,284 and $446,108, respectively. These forfeitures are being held pending reinstatements to rehired employees. During 2002 and 2001, accumulated forfeitures were used to reduce Company contributions by $680,288 and $897,516, respectively.

Investment Options for Company Match:

Effective April 1, 2002, Company-matching contributions were no longer deposited directly into The Progressive Corporation Stock Fund. Instead, Company-matching contributions were invested according to a participant's elections. Additionally, effective on April 1, 2002, Company-matching contributions could be transferred to other investment options. Prior to that date, Company-matching contributions were required to remain in Company stock until 100% vested.

1 Description of the Plan, Continued

Participant Loans:

Participants may borrow up to 50 percent of their total vested account balance from a minimum of $1,000 up to a maximum of $50,000 in $100 increments. Two loans may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods are up to four years. The loans are secured by the balance in the participant's account and bear interest at the same rate throughout the life of the loan.

New loans carry an interest rate of one percent above the prime rate at the inception of the loan. This rate is adjusted quarterly for new loans. Principal and interest are paid through biweekly payroll deductions. Prior to November 15, 2002, participants were charged a one-time loan-processing fee of $30 for each new loan, deducted from their loan proceeds. Effective November 15, 2002 for new loans, a $35 loan initiation fee and a quarterly maintenance fee of $3.75 will be deducted from the participant's account.

Self-Directed Retirement Plan

General:

The primary purpose of the SDRP is to provide benefits upon a participant's or former participant's retirement, death, disability or termination of employment.

All employees of the Company and certain of its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the entry date coincident with or immediately following the date such covered employee completes one year of service, has 1,000 hours of service within a service year and has attained age twenty-one (21).

1 Description of the Plan, Continued

Contributions:

The SDRP provides for the following contribution rates for employees who meet the age and service requirements.

Contribution Rate	Length of Service
1%	One year but less than five years
2%	Five years but less than ten years
3%	Ten years but less than fifteen years
4%	Fifteen years but less than twenty years
5%	Twenty years or more

Contribution rates are applied to eligible compensation not exceeding the social security wage base.

Vesting:

Company contributions are 100% vested upon completion of five years of service.

Company contributions fully vest in less than five years if while employed by the Company, a participant retires at age 65, becomes permanently and totally disabled or dies. Upon termination, non-vested Company contributions are forfeited. Company contributions forfeited during 2002 and 2001 were $585,202 and $717,416, respectively.

As of December 31, 2002 and 2001, total accumulated forfeiture balances were $621,660 and $663,079, respectively. These forfeitures are being held pending reinstatements to rehired employees. During 2002 and 2001, accumulated forfeitures were used to reduce Company contributions by $529,061 and $907,804, respectively.

Payment of Benefits:

A participant, former participant or beneficiary shall receive in the form of a lump sum payment, the value of his or her account payable in cash or Company Common Shares (if invested in The Progressive Corporation Stock Fund) at termination as elected by the participant. However, if a participant's vested balance in The Progressive Corporation Stock Fund amounts to less than five shares, the distribution shall be in cash.

NOTES TO FINANCIAL STATEMENTS

The Progressive Retirement Security Program

December 31, 2002 and 2001

2 Summary of Significant Accounting Policies

Basis of Accounting:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP").

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and the accompanying notes. Actual results could differ from those estimates.

Investment Valuation:

The investment in The Progressive Corporation Stock Fund is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the Janus Overseas Fund, AXP New Dimensions Fund (Class Y), Invesco Total Return Fund, Brokerage Accounts, are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in American Express Trust Midcap Growth Fund II, American Express Long-Term Horizon (80:20) Fund, American Express Trust Medium-Term Horizon (50:50) Fund, American Express Trust Short-Term (25:75) Horizon Fund and the American Express Trust Equity Index Fund III are collective funds and are valued at market value. Investments in American Express Trust Small Capital Equity Index Fund II and the American Express Trust Bond Index Fund II are collective funds and are valued at the net asset value reported by the Fund. The American Express Trust Stable Capital Fund II is a collective fund and is valued at cost plus accrued income.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses, and the unrealized appreciation (depreciation) on those investments.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect the Plan's investments.

2 Summary of Significant Accounting Policies, Continued

Investment Valuation, Continued:

Security transactions in The Progressive Corporation Stock Fund are recorded on a trade date basis. All other security transactions are recorded on a settlement date basis. The use of a transaction or trade date basis would not have a material effect on the overall statements of net assets available for benefits or changes in net assets available for benefits as of December 31, 2002 or 2001.

Realized gains and losses on the sale of securities are determined based on the average cost of the securities sold from the Trust's assets. Realized gains and losses on the distribution of Company Common Shares are determined based on the historical cost of the shares distributed.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on an accrual basis.

Funding:

Participant and employer contributions are funded on a biweekly basis generally coincident with the pay date.

Expenses:

Administrative expenses of the Plan, including trust management, legal, and other fees are paid by the Company and are not expenses paid by the Plan. Investment management fees are expenses of the Plan and are netted against investment income.

3 Participant Accounts

On November 8, 2002, Fidelity Management Trust Company assumed recordkeeping responsibilities for the Plan from American Express Trust Company.

Each participant's account is credited with the participant's LTSP contribution and Company match, Company SDRP contributions and an allocation of earnings. Allocations are based on the portion of each participant's account balance to the total account balances for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NOTES TO FINANCIAL STATEMENTS

The Progressive Retirement Security Program

December 31, 2002 and 2001

3 Participant Accounts, Continued

The Plan uses the unit/share value method for allocating Plan earnings. The unit/share values are determined on a daily basis and are presented excluding contributions receivable and benefits payable. The total number of units/shares and unit/share values as of December 31, by fund, are as follows:

Investment Options	Total Number of Units/Shares	Net Asset Unit/ Share Values
2002		
Fidelity Retirement Money Market Portfolio	438,640.250	$ 1.000
Fidelity Managed Income Portfolio II	24,648,003.48	1.000
American Express Trust Stable Capital Fund II	70,385,933.46	1.000
Fidelity Freedom Income Fund	690.77	10.600
Fidelity Freedom 2000 Fund	11,002.235	11.010
Fidelity Freedom 2010 Fund	150,346.472	11.440
Fidelity Freedom 2020 Fund	382,763.385	10.640
Fidelity Freedom 2030 Fund	743,568.851	10.240
Fidelity Freedom 2040 Fund	4,065.341	5.860
Fidelity U.S. Bond Index Fund II	1,901,112.922	11.240
Fidelity Dividend Growth Fund	1,659,533.072	22.320
Fidelity Low-Priced Stock Fund	760,944.387	25.170
Fidelity Mid-Cap Stock Fund	959,889.606	16.260
Wasatch Small Cap Growth Fund	8,590.561	26.040
Washington Mutual Investors Fund-Class A	10,019.484	23.51
Vanguard Institutional Index Fund	428,503.926	80.450
Oakmark Equity and Income Fund	729,606.837	17.990
Fidelity Diversified International Fund	1,153,125.749	17.160
The Progressive Corporation Stock Fund	7,518,937.094	49.630

3 Participant Accounts, Continued

Investment Options	Total Number of Units/Shares		Net Asset Unit/ Share Values
2001			
American Express Trust Stable Capital Fund II	4,684,138.282	$	15.844
American Express Trust Short-Term Horizon (25:75 Fund)	95,277.953		18.087
American Express Trust Medium-Term Horizon (50:50 Fund)	115,949.174		21.707
American Express Trust Long-Term Horizon (80:20 Fund)	238,075.152		22.743
American Express Trust Bond Index Fund II	1,396,250.928		11.967
American Express Trust Small Capital Equity Index Fund II	1,275,969.206		14.346
American Express Trust Midcap Growth Fund II	895,240.186		14.685
American Express Trust Equity Index III	1,315,984.230		29.643
INVESCO Total Return Fund	462,970.062		25.010
AXP New Dimensions Fund (Class Y)	1,731,995.084		24.580
Janus Overseas Fund	1,058,728.729		20.300
The Progressive Corporation Stock Fund	43,304,796.768		8.828

4 Investment Programs

Participants have the option of investing their LTSP contributions and Company SDRP contributions in the funds listed below. They can also transfer between all funds. Income generated from these funds is reinvested in the respective funds. As of December 31, 2002 and 2001, there were 22,035 and 21,670 Plan participants, respectively, with contributions in one or more of the following funds:

Investment Options	Number of Participants
2002	
Fidelity Retirement Money Market Portfolio	109
Fidelity Managed Income Portfolio II	16,660
Fidelity Freedom Income Fund	34
Fidelity Freedom 2000 Fund	31
Fidelity Freedom 2010 Fund	320
Fidelity Freedom 2020 Fund	1,696
Fidelity Freedom 2030 Fund	3,094
Fidelity Freedom 2040 Fund	45
Fidelity U.S. Bond Index Fund II	4,723
Fidelity Dividend Growth Fund	5,108
Fidelity Low-Priced Stock Fund	7,176
Fidelity Mid-Cap Stock Fund	7,303
Wasatch Small Cap Growth Fund	144
Washington Mutual Investors Fund - Class A	114
Vanguard Institutional Index Fund	6,782
Oakmark Equity and Income Fund	4,025
Fidelity Diversified International Fund	7,303
Fidelity BrokerageLink	818
The Progressive Corporation Stock Fund	15,824

4 Investment Programs, Continued

Investment Options	Number of Participants
2002	
American Express Trust Stable Capital Fund II	14,715
American Express Trust Short-Term Horizon (25:75) Fund	613
American Express Trust Medium-Term Horizon (50:50) Fund	1,251
American Express Trust Long-Term Horizon (80:20) Fund	2,476
American Express Trust Bond Index Fund II	3,728
American Express Trust Small Capital Equity Index Fund II	5,304
American Express Trust Midcap Growth Fund II	4,121
American Express Trust Equity Index III	6,343
INVESCO Total Return Fund	3,628
AXP New Dimensions Fund (Class Y)	7,077
Janus Overseas Fund	6,973
The Progressive Corporation Stock Fund	14,749
Brokerage Account	309

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

A brief description of the preceding investment options follows:

Fidelity Retirement Money Market Portfolio

The fund seeks to provide as high a level of current income that is consistent with the preservation of capital and liquidity (seeks to preserve the value of your investment at $1.00 per share). The fund invests in U.S. dollar denominated money market securities and repurchase agreements for those securities, and may enter into reverse repurchase agreements.

Managed Income Blend Fund

The fund is a combination of Fidelity Managed Income Portfolio II (MIP II) and American Express Trust Stable Capital Fund II previously purchased by this plan. The fund's goal is to provide a competitive level of income over time while preserving the value of the investment. The fund attempts to maintain a stable $1 unit price, although it is not guaranteed and the yield will fluctuate.

4 Investment Programs, Continued

Fidelity Managed Income Portfolio II (MIP II)

The portfolio seeks to preserve the principal investment while earning interest income. The portfolio invests in investment contracts issued by major insurance companies and other approved financial institutions as well as certain types of fixed income securities. A small portion of MIP II is invested in a money market fund to provide daily liquidity.

American Express Trust Stable Capital Fund II

The fund's objective is to preserve principal and income while maximizing current income. The Fund seeks to achieve its objective by investing primarily through investments in stable value contracts and money market instruments.

On February 25, 2003, American Express made a final liquidating payout from the Trust's Stable Capital Fund II, which was transferred into Fidelity's Managed Income Portfolio II, Class 2. On March 14, 2003, the Managed Income Blend Fund was replaced by the Managed Income Portfolio II, Class 2, as stated in the corporate communications email. All previous balances and contribution investment elections involving the Managed Income Blend Fund were automatically redirected to the Managed Income Portfolio II, Class 2.

Fidelity Freedom Income Fund

The fund seeks to provide high current income. The fund allocates all assets in a combination of underlying Fidelity mutual funds in a predetermined mix of equity (20%), fixed-income (40%), and money market (40%) investments. Designed for those already in retirement, it emphasizes bond and money market mutual funds and seeks to maintain a stable asset allocation from year to year.

Fidelity Freedom 2000 Fund

The fund seeks to provide high total returns for those planning to retire around 2000. The fund allocates all assets in a combination of underlying Fidelity mutual funds in a predetermined mix of equity (24%), fixed-income (42%), and money market (34%) investments. The fund will continue to invest after the target retirement date, but will become increasingly conservative over time until the fund's target allocation matches that of Fidelity Freedom Income Fund.

4 Investment Programs, Continued

Fidelity Freedom 2010 Fund

The fund seeks to provide high total returns for those planning to retire around 2010. The fund allocates all assets in a combination of underlying Fidelity mutual funds in a predetermined mix of equity (46%), fixed-income (45%), and money market (9%) investments. The fund will continue to invest after the target retirement date, but will become increasingly conservative over time until the fund's target allocation matches that of Fidelity Freedom Income Fund.

American Express Trust Short-Term Horizon (25:75) Fund

The fund is tailored for investment goals 3-7 years away and invests in a group of American Express Trust collective funds and AXP mutual funds to provide a predetermined mix of growth (10%), growth/income (15%), income (55%), and money market (20%) investments. To help the fund achieve its goal of a diversified portfolio with a conservative risk profile, the fund is rebalanced monthly.

Fidelity Freedom 2020 Fund

The fund seeks to provide high total returns for those planning to retire around 2020. The fund allocates all assets in a combination of underlying Fidelity mutual funds in a predetermined mix of equity (70%) and fixed-income (30%) investments. The fund will continue to invest after the target retirement date, but will become increasingly conservative over time until the fund's target allocation matches that of Fidelity Freedom Income Fund.

American Express Trust Medium-Term Horizon (50:50) Fund

The fund is tailored for investment goals 7-12 years away and invests in a group of American Express Trust collective funds and AXP mutual funds to provide a predetermined mix of growth (30%), growth/income (20%), income (40%), and money market (10%) investments. To help the fund achieve its goal of a diversified portfolio with a conservative risk profile, the fund is rebalanced monthly.

4 Investment Programs, Continued

Fidelity Freedom 2030 Fund

The fund seeks to provide high total returns for those planning to retire around 2030. The fund allocates all assets in a combination of underlying Fidelity mutual funds in a predetermined mix of equity (83%) and fixed-income (17%) investments. The fund will continue to invest after the target retirement date, but will become increasingly conservative over time until the fund's target allocation matches that of Fidelity Freedom Income Fund.

American Express Trust Long-Term Horizon (80:20) Fund

The fund is tailored for investment goals more than 12 years away and invests in a group of American Express Trust collective funds and AXP mutual funds to provide a predetermined mix of growth (60%), growth/income (20%) and income (20%) investments. To help the fund achieve its goal of a diversified portfolio with a moderate risk profile, the fund is rebalanced monthly.

Fidelity Freedom 2040 Fund

The fund seeks to provide high total returns for those planning to retire around 2040. The fund allocates all assets in a combination of underlying Fidelity mutual funds in a predetermined mix of equity (90%) and fixed-income (10%) investments. The fund will continue to invest after the target retirement date, but will become increasingly conservative over time until the fund's target allocation matches that of Fidelity Freedom Income Fund.

Fidelity U.S. Bond Index Fund II

The fund's objective is to replicate as closely as possible, the total return performance of the Lehman Brothers Aggregate Bond Index. The fund's strategy is to maximize long-term returns and minimize turnover by investing in a well-diversified fixed-income portfolio that matches the overall risk/return characteristics of the index. The fund will invest at least 80% of assets in securities included in the index. The index is composed of the Lehman Brothers Government Bond index, Corporate Bond index, and Mortgage-Backed Securities index.

4 Investment Programs, Continued

American Express Trust Bond Index Fund II

The fund's objective is to replicate as closely as possible, the total return performance of the Lehman Brothers Aggregate Bond Index by investing in the BT Pyramid Broad Market Fixed Income Index Fund (BT Fixed Income Fund), which is managed by Bankers Trust. The BT Fixed Income Fund's investment strategy is to maximize long-term returns and minimize turnover by investing in a well-diversified fixed-income portfolio that matches the overall risk/return characteristics of the index. The BT Fixed Income Fund normally invests in at least 80% of the securities in the Lehman Brothers Aggregate Bond Index. The securities selected are chosen by a sampling technique that includes three methodologies: characteristics matching, cellular and risk modeling. This fund is primarily comprised of U.S. Treasury and agency securities, corporate bonds and mortgage-backed securities. Securities will generally be of investment-grade quality.

Fidelity Dividend Growth Fund

The fund seeks to provide capital appreciation by investing primarily in common stocks. The fund does not invest for income, but rather, invests at least 80% of total assets in companies that FMR believes have the potential for dividend growth by either increasing dividends or by commencing dividends, if none are currently paid. The fund may invest in domestic and foreign securities.

AXP New Dimensions Fund (Class Y)

The fund seeks long-term growth of capital by investing in a portfolio of primarily domestic stocks with significant growth potential due to superiority in technology, marketing or management. The portfolio frequently changes its industry mix. Dividend income is incidental. This fund holds stock of about 100 large companies. The average stock market capitalization of the companies included in this fund is from $25 billion to $50 billion.

Fidelity Low-Priced Stock Fund

The fund's objective is growth of capital. The Fund normally invests at least 80% of assets in low-priced stocks, which can lead to investments in small and medium-sized companies. The Fund invests in domestic and foreign issuers, and will invest in either growth or value stocks or both.

4 Investment Programs, Continued

American Express Trust Small Capital Equity Index Fund II

The fund's objective is to replicate, as closely as possible, the overall performance of the Russell 2000 Index by investing in the BT Pyramid Russell 2000 Index Fund (BT Russell 2000 Fund), which is managed by Bankers Trust Company. The BT Russell 2000 Fund invests in a statistically selected sample of approximately 2000 stocks included in the Russell 2000 index. It normally invests in at least 80% of the securities in the index. The stocks held by the portfolio are weighted to make its aggregate investment characteristics similar to those of the index as a whole.

Fidelity Mid-Cap Stock Fund

This fund's goal is long-term capital appreciation. The fund normally invests at least 80% of assets in common stocks of domestic and foreign companies with medium market capitalizations (similar to companies in the S&P MidCap 400 Index). The fund may potentially invest in companies with smaller or larger market capitalizations. It invests in either growth stocks or value stocks or both.

American Express Trust Midcap Growth Fund II

This fund's goal is long-term capital appreciation and to outperform the S&P 500 Index by 120% over a full market cycle. The fund seeks to achieve its objective by investing in equity securities primarily comprised of mid-to-large capitalization companies, convertible securities, money market instruments and stock index future contracts.

Wasatch Small Cap Growth Fund

This fund seeks to provide long-term capital growth. The fund invests primarily in the common stocks of companies with market capitalizations of less than $1.5 billion and believed to have superior growth prospects. The factors analyzed to evaluate growth potential include earnings per share, market share, operating margins, and sustainable competitive advantage.

4 Investment Programs, Continued

Washington Mutual Investors Fund – Class A

This fund's objective is to produce current income and to provide an opportunity for growth. The fund invests primarily in common stocks of larger, more established companies that have a strong record of earnings and dividends. The fund must be fully invested (95%) in the stocks of U.S. companies that meet the fund's criteria, which include specific guidelines for return of capital, financial strength, and dividend payment.

Vanguard Institutional Index Fund

This fund's goal is to provide the potential for long-term growth of capital and dividend income by matching the performance and risk of the S&P 500 Index. The fund invests all or substantially all of its assets in the stocks that make up the Index, which is dominated by the stocks of large U.S. companies. The correlation between the performance of the fund and that of the index is expected to be 0.95 or higher.

American Express Trust Equity Index III

This fund's goal is to achieve a rate of return as close as possible to the return of the S&P 500 Index. The fund seeks to achieve its objective by investing in a portfolio which invests primarily in some or all of the securities upon which the index is based.

Oakmark Equity and Income Fund

The fund seeks to provide high current income and preservation of capital by investing primarily in a diversified portfolio of U.S. equity and fixed-income securities. To select equity investments, the advisor focuses on securities it believes to be undervalued, then evaluates them based on quality of management, position within the industry, and degree of pricing power. The fund is intended to present a balanced investment program between growth and income.

4 Investment Programs, Continued

INVESCO Total Return Fund

The fund seeks to achieve a high total return on investment through capital appreciation and current income by investing in a combination of equity securities and fixed-income securities. Equity securities are chosen using a value-oriented strategy, which emphasizes a company's consistent dividend history and solid, current financial situation. The income side of the portfolio typically consists of higher quality, long or intermediate-term debt obligations, such as U.S. Treasury notes and bonds. This flexible investment policy results in fund holdings given to moderate price volatility, while seeking appreciation plus income.

Fidelity Diversified International Fund

The fund's objective is long-term growth of capital attained by investing primarily in common stocks of issuers outside the United States. Foreign investments involve greater risks due to political and economic uncertainties of foreign countries, as well as the risk of currency fluctuations. To select securities, the fund utilizes a computer-aided quantitative analysis in conjunction with fundamental research. The computer model reviews historical earnings, dividend yields, and earnings-per-share.

Janus Overseas Fund

The fund seeks long-term growth of capital by investing primarily in common stocks of issuers outside the United States. The fund normally invests at least 65% of assets in securities of issuers from at least five different countries, excluding the United States.

Fidelity BrokerageLink/Brokerage Account

This option allows the participant to buy, sell or trade in numerous mutual funds and all publicly traded bonds and stocks except Progressive Company Shares. Effective November 15, 2002, participants could deposit contributions directly into Brokerage. The participant is responsible for the annual fee for account maintenance and all trading costs associated with the securities selected.

4 Investment Programs, Continued

The Progressive Corporation Stock Fund

This fund is administered as a Pooled Stock Account, which is primarily, invested in Common Shares of The Progressive Corporation. The primary objective of The Progressive Corporation Stock Fund is to provide long-term capital appreciation. The Company declared a three for one stock split in the form of a stock dividend, payable on April 22, 2002, to shareholders of record at the close of business on April 1, 2002. Effective November 15, 2002, the process for exchanging company stock in the Plan is done in real time.

5 Related Party Transactions

The fund investment options include The Progressive Corporation Stock Fund. This fund consists of shares of the Company's common stock.

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions.

Similarly, certain Plan investment choices were AXP mutual funds managed by American Express Financial Corporation (AEFC). Fidelity Management Trust Company (FMTC) is the current trustee and American Express Trust Company (AETC) is the former trustee for the Plan. Since FMR Co. and FMTC are both subsidiaries of FMR Corp. and AETC is a wholly owned subsidiary of AEFC, these transactions qualify as related party transactions. The Plan paid no fees in 2002 or 2001 for investment management or Trust services.

6 Income Tax Status

The Plan obtained its latest determination letter on June 6, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

SCHEDULE H-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
Part IV Line 4i

The Progressive Corporation Retirement Security Program

Plan No. 003
EIN 34-0963169

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	The Progressive Corporation	7,518,937.094 shares of Progressive Corporation Common Stock	N/A	$ 373,164,848
*	Fidelity	438,640.250 shares of Fidelity Retirement Money Market Portfolio	N/A	438,640
*	Fidelity	24,648,003.480 shares of Fidelity Managed Income Blend Fund	N/A	24,648,003
*	American Express Trust	70,385,933.460 shares of American Express Trust Stable Capital Fund II	N/A	70,385,933
*	Fidelity	690.770 shares of Fidelity Freedom Income Fund	N/A	7,322
*	Fidelity	11,002.235 shares of Fidelity Freedom 2000 Fund	N/A	121,135
*	Fidelity	150,346.472 shares of Fidelity Freedom 2010 Fund	N/A	1,719,964
*	Fidelity	382,763.385 shares of Fidelity Freedom 2020 Fund	N/A	4,072,602
*	Fidelity	743,568.851 shares of Fidelity Freedom 2030 Fund	N/A	7,614,145
*	Fidelity	4,065.341 shares of Fidelity Freedom 2040 Fund	N/A	23,823
*	Fidelity	1,901,112.922 shares of Fidelity U.S. Bond Index Fund	N/A	21,368,509
*	Fidelity	1,659,533.072 shares of Fidelity Dividend Growth Fund	N/A	37,040,778
*	Fidelity	760,944.387 shares of Fidelity Low-Priced Stock Fund	N/A	19,152,970
*	Fidelity	959,889.606 shares of Fidelity Mid-Cap Stock Fund	N/A	15,607,805
	Wasatch Advisors, Inc.	8,590.561 shares of Wasatch Small Cap Growth Fund	N/A	223,698
	Capital Research and Mgmt Co.	10,019.484 shares of Washington Mutual Invesotrs Fund - Class A	N/A	235,558
	The Vanguard Group	428,503.926 shares of Vanguard Institutional Index Fund	N/A	34,473,141
	Harris Associates L.P.	729,606.837 shares of Oakmark Equity and Income Fund	N/A	13,125,627
*	Fidelity	1,153,125.749 shares of Fidelity Diversified International Fund	N/A	19,787,638
	Brokerage Account	Various Common Stocks	N/A	4,234,706
	Brokerage Account	Various Preferred Stocks	N/A	1,775
	Brokerage Account	Various Mutual Funds	N/A	6,164,222
	Brokerage Account	Limited Partnerships	N/A	10,500
	Brokerage Account	Government Debt	N/A	3,718
*	Participant Loans	5.75% to 10.50% at various maturities; participant account balances as collateral	N/A	13,606,511
				$ 667,233,571

*Party-in-interest

THE PROGRESSIVE
RETIREMENT SECURITY PROGRAM

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT	PAGE NO.*
23	1	Consent of Meaden & Moore, Ltd. Independent Auditors to incorporate by reference their unqualified report dated April 25, 2003.	30
99	2(A)	Certification by the Equivalent of the Principal Executive Officer with respect To The Progressive Retirement Security Program, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	32
99	2(B)	Certification by the Equivalent of the Principal Financial Officer with respect To The Progressive Retirement Security Program, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	34

* Page references appear only in the sequentially paginated Annual Report on Form 11-K as filed in accordance with SEC Rules 0-3 (b) and (c). No other Annual Reports on Form 11-K are similarly paginated.

W:\LEGAL\Dmc\L030479 (RSP 11-K)\11K2002B.doc

Exhibit No. 1

Consent of Meaden & Moore, Ltd.
Independent Auditors,
to incorporate by reference
their report dated April 25, 2003.

W:\LEGAL\Dmc\L030479 (RSP 11-K)\11K2002B.doc

Meaden & Moore
ACCOUNTING, FINANCIAL & BUSINESS CONSULTING

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation in a Registration Statement on Form S-8 (Files Number 33-51034 and 333-41238 filed on August 20, 1992 and July 12, 2000, respectively) of our report dated April 25, 2003, on the audit of the financial statements of the Progressive Retirement Security Program for the years ended December 31, 2002 and 2001.

Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

June 19, 2003
Cleveland, Ohio



Meaden & Moore, Ltd.
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216 241-3272 FAX 216 771-4511
Akron Charlotte Chicago Cleveland Columbus Naperville New York Orlando Pittsburgh Wooster

Exhibit No. 2(A)

Certification by the Equivalent of the Principal Executive Officer with respect To The Progressive Retirement Security Program, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

I, Kim L. Price, the Chief Administrative and Compliance Officer of Progressive Casualty Insurance Company, the Administrator of The Progressive Retirement Security Program (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K of the Plan for the period ended December 31, 2002 (the "Report"), which this certification accompanies, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (U.S.C. 78m or 78o(d)); and

(2) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 30, 2003



Kim L. Price
Chief Administrative and Compliance Officer

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

W:\LEGAL\Dmc\L030479 (RSP 11-K)\Certification1.doc

Exhibit 2(B)

Certification by the Equivalent of the Principal Financial Officer with respect To The Progressive Retirement Security Program, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

I, Marilyn A. Muzic, the Director of Financial Operations of Progressive Casualty Insurance Company, the Administrator of The Progressive Retirement Security Program (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K of the Plan for the period ended December 31, 2002 (the "Report"), which this certification accompanies, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (U.S.C. 78m or 78o(d)); and

(2) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 20, 2003



Marilyn A. Muzic
Director of Financial Operations

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.